Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

26th August 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Hongkong Land Holdings Limited (the "Company")

We enclose for your information the following documents of the Company:-

(1) A copy of the Interim Report 2004; and

(2) A notification dated 26th August 2004 which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

Regulatory Announcement

Go to market news section

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Doc re. Interim Report 2004
Released	10:13 26-Aug-04
Number	3326C

HONGKONG LAND HOLDINGS LIMITED
ities and Exchange Commission File No.82-2904

HONGKONG LAND HOLDINGS LIMITED

INTERIM REPORT 2004

Hongkong Land Holdings Limited announces that its Interim Report for the six months ended 30th June 2004 has been posted to shareholders today, Thursday, 26th August 2004, and is available on the Company's website at www.hkland.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

26th August 2004

www.hkland.com

END

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HONGKONG LAND HOLDINGS LIMITED

Securities and Exchange Commission File No.82-2964



Hongkong Land Holdings Limited

Interim Report 2004

Hongkong Land is a leading property investment, management and development group with a major portfolio in Hong Kong where it owns and manages some five million sq. ft of prime office and retail space in the heart of the Central business district. Hongkong Land Limited manages these assets and the Group's other property and infrastructure interests in Asia from Hong Kong by providing services to Group companies.

Hongkong Land Holdings Limited is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. Hongkong Land is a member of the Jardine Matheson Group.

Ivy on Belcher's, Designer Apartments in Hong Kong's Western District (front cover).

Highlights

- **Hong Kong office market recovering slowly**
- **Property values rise, anticipating rental growth**
- **Vacancy in Central portfolio at 6.2%**
- **Good residential sales**

- **Results**

	(unaudited) Six months ended 30th June		
	2004	2003	Change
	US$m	US$m	%
Underlying profit attributable to shareholders	**104**	84	24
Profit/(loss) attributable to shareholders	**783**	(773)	n/m
Shareholders' funds	**4,336**	3,640*	19
Adjusted shareholders' funds#	**5,050**	4,215*	20
	US¢	US¢	%
Underlying earnings per share	**4.66**	3.76	24
Earnings/(loss) per share	**35.18**	(34.72)	n/m
Interim dividend per share	**2.00**	2.00	–
	US$	US$	%
Net asset value per share	**1.95**	1.64*	19
Adjusted net asset value per share#	**2.27**	1.89*	20

* At 31st December 2003

In preparing the Group's financial statements under International Financial Reporting Standards ('IFRS'), the fair value model for investment properties has been adopted. In accordance with this model, the Group's investment properties have been included at their open market value as determined by independent valuers. As there is no capital gains tax in territories where the Group has significant leasehold investment properties, no tax would be payable if those properties were to be sold at the amounts included in the financial statements. In relation to leasehold investment properties, however, IFRS require deferred tax on any revaluation amount to be calculated using income tax rates. This is in contrast to the treatment for the revaluation of element of freehold properties where IFRS require capital gains tax rates to be used.

As Management considers that the Group's long leasehold properties have very similar characteristics to freehold property, the adjusted shareholders' funds and adjusted net asset value per share information is presented on the basis that would be applicable if the leasehold properties were freeholds. The adjustments made add back the deferred tax provided in the financial statements that would not have been provided if the properties were freeholds, which in any event would not be payable on a sale of the properties.

Chairman's Statement

Overview

The first half of 2004 saw a continuation of the recovery in the Hong Kong office market that began towards the end of 2003. While the pace of the recovery has moderated, vacancy in the Central market is continuing to fall.

Performance

The Group's underlying net profit rose by 24% to US$104 million compared with the first half of 2003. Although rental reversions in the office portfolio continued to be negative, the resulting decline in commercial revenue was more than offset by profits arising from residential sales. Net financing charges were reduced following the fall in Hong Kong interest rates in the second half of 2003. Underlying earnings per share rose by 24% to US¢4.66.

The external valuation of the Group's investment property portfolio undertaken at the half year produced an increase in value of some 15% since 31st December 2003. The valuation surplus of US$810 million was taken to profit and loss account in accordance with International Financial Reporting Standards and resulted in a net profit of US$783 million being reported for the first half of the year.

The Directors are recommending that the interim dividend remains unchanged at US¢2.00 per share.

Group Review

Commercial Property

The recent firming of demand in the Hong Kong office market continued in the first half of the year enabling some pricing power to return to landlords. Yet the market remains competitive, and despite occupancy levels in Central of over 90%, rentals are only rising gradually. Hongkong Land's success in retaining existing tenants and attracting new ones continued, with vacancy falling to 6.2%.

The Group's retail portfolio continued to perform well with average rents rising further. The refurbishment of The Landmark complex is making good progress with the first phase of new luxury flagship stores already opening.

Outside Hong Kong, the Group's commercial buildings in Singapore and Hanoi remain fully let, while our joint-venture development in Singapore at One Raffles Quay is now attracting leasing interest ahead of its completion in early 2006.

Residential Property

At Central Park in Beijing our joint-venture development with the Vantone Group has handed over its first Phase of 570 units, and the profit has been recognised in the first half. Phase II is now under construction and is over 90% pre-sold.

Activity in the residential market in Hong Kong slowed in the second quarter, after the rapid recovery seen during the winter. Nevertheless, the Group's development in Western District, Ivy on Belcher's, was completed in June with almost 80% of the units pre-sold, while a similar percentage of the Group's town houses at Stanley Court had also been sold by the end of the first half.

The Grosvenor Land Property Fund, which the Group jointly manages with Grosvenor Estates of the United Kingdom, made two acquisitions in Tokyo during the first quarter and a further purchase in Hong Kong in May. The Fund has also begun to realise profits through the selective sale of assets purchased in Hong Kong in the earlier years of the Fund's life.

Infrastructure

Of the assets remaining in the Group's infrastructure portfolio, the 37.5%-owned Tradeport logistics terminal at Hong Kong International Airport continued to add customers, albeit at a slow pace. Asia Container Terminals, where the Group has a 28.5% stake, took delivery of its two berths at CT8 West in May, and marketing of this capacity is now underway.

Finance

Key objectives of the Group's financing strategy – extending maturities and diversifying the funding base – were achieved when the Group issued a second Global Bond of US$500 million in April. Following that issue, the average maturity of the Group's financing was increased to 5.6 years, with some 40% raised in the bond market.

People

Sir Y K Kan and Mr Kenneth Lo retired from the Board in May. Sir Y K Kan had been a Director of Hongkong Land since 1966 and Mr Kenneth Lo joined the Board in 1990. We are grateful for the contribution they have to the Group over many years.

Outlook

Provided the global economy remains on its present positive path, rents should continue to firm in Hong Kong, supporting the recent rise in values of the investment property portfolio. The rental reversion pattern in the office sector, however, is expected to remain negative for some time to come, delaying the impact of the market recovery on earnings.

Simon Keswick
Chairman
3rd August 2004

Consolidated Profit and Loss Account

	Note	(unaudited) Six months ended 30th June 2004 US$m	2003 US$m	Year ended 31st December 2003 US$m
Revenue	2	**197.6**	183.8	383.7
Cost of sales		**(51.7)**	(39.3)	(100.5)
Gross profit		**145.9**	144.5	283.2
Other income		**0.9**	0.2	0.3
Administrative and other expenses		**(12.1)**	(14.8)	(27.9)
		134.7	129.9	255.6
Increase/(decrease) in fair value of investment properties		**810.1**	(951.8)	(824.3)
Asset impairments and disposals	3	**–**	1.7	10.2
Operating profit/(loss)	4	**944.8**	(820.2)	(558.5)
Net financing charges		**(24.8)**	(33.1)	(64.5)
Share of results of joint ventures	5	**17.7**	(5.6)	(5.3)
Profit/(loss) before tax		**937.7**	(858.9)	(628.3)
Tax	6	**(154.7)**	86.2	60.0
Profit/(loss) for the period		**783.0**	(772.7)	(568.3)
Profit/(loss) attributable to shareholders		**782.9**	(772.8)	(568.5)
Profit attributable to minority interests		**0.1**	0.1	0.2
		783.0	(772.7)	(568.3)
		US¢	US¢	US¢
Earnings/(loss) per share	7	**35.18**	(34.72)	(25.54)

Consolidated Balance Sheet

	Note	(unaudited) At 30th June 2004 US$m	(unaudited) At 30th June 2003 US$m	At 31st December 2003 US$m
Net operating assets				
Tangible assets	8			
Investment properties		**6,317.5**	5,309.4	5,506.9
Others		**11.8**	12.5	12.2
		6,329.3	5,321.9	5,519.1
Joint ventures		**299.1**	264.1	267.3
Other investments		**3.7**	3.7	3.7
Deferred tax assets		**2.0**	1.0	6.5
Pension assets		**8.6**	9.1	8.8
Other non-current assets		**1.8**	–	0.6
Non-current assets		**6,644.5**	5,599.8	5,806.0
Properties held for sale		**36.7**	46.5	38.1
Debtors, prepayments and others		**121.9**	201.4	146.1
Bank balances		**579.1**	560.9	599.6
Current assets		**737.7**	808.8	783.8
Creditors and accruals		**(182.6)**	(190.4)	(178.6)
Borrowings	9	**(81.0)**	(92.4)	(81.5)
Current tax liabilities		**(15.8)**	(23.3)	(9.5)
Current liabilities		**(279.4)**	(306.1)	(269.6)
Net current assets		**458.3**	502.7	514.2
Long-term borrowings	9	**(2,036.9)**	(2,075.9)	(2,085.6)
Deferred tax liabilities		**(729.4)**	(564.0)	(593.6)
		4,336.5	3,462.6	3,641.0
Total equity				
Share capital		**229.5**	229.5	229.5
Revenue and other reserves		**4,183.8**	3,310.0	3,488.4
Own shares held		**(77.7)**	(77.7)	(77.7)
Shareholders' funds		**4,335.6**	3,461.8	3,640.2
Minority interests		**0.9**	0.8	0.8
		4,336.5	3,462.6	3,641.0
		US$	US$	US$
Net asset value per share	10	**1.95**	1.56	1.64
Adjusted net asset value per share	10	**2.27**	1.80	1.89

Consolidated Statement of Changes in Equity

	Note	(unaudited) Six months ended 30th June 2004 US$m	2003 US$m	Year ended 31st December 2003 US$m
Total equity at beginning of period		**3,641.0**	4,310.9	4,310.9
Attributable to minority interests		**(0.8)**	(0.6)	(0.6)
Shareholders' funds at beginning of period		**3,640.2**	4,310.3	4,310.3
Net exchange translation differences				
– amount arising in the period		**(10.4)**	(1.5)	10.7
Revaluation of other investments				
– fair value losses		**(0.3)**	(0.1)	–
Cash flow hedges				
– fair value gains		**0.1**	1.0	4.9
– transfer to consolidated profit and loss account		**12.1**	13.9	16.3
Net gains recognised directly in equity		**1.5**	13.3	31.9
Profit/(loss) for the period		**783.0**	(772.7)	(568.3)
Total profit/(loss) recognised		**784.5**	(759.4)	(536.4)
Attributable to minority interests		**(0.1)**	(0.1)	(0.2)
		784.4	(759.5)	(536.6)
Dividends	11	**(89.0)**	(89.0)	(133.5)
Shareholders' funds at end of period		**4,335.6**	3,461.8	3,640.2
Total equity at end of period		**4,336.5**	3,462.6	3,641.0
Attributable to minority interests		**(0.9)**	(0.8)	(0.8)
Shareholders' funds at end of period		**4,335.6**	3,461.8	3,640.2

Consolidated Cash Flow Statement

	Note	(unaudited) Six months ended 30th June 2004 US$m	2003 US$m	Year ended 31st December 2003 US$m
Cash flows from operating activities				
Operating profit/(loss)		**944.8**	(820.2)	(558.5)
Depreciation		**0.5**	0.6	1.1
(Increase)/decrease in fair value of investment properties		**(810.1)**	951.8	824.3
Asset impairments and disposals		**–**	(1.7)	(10.2)
Decrease/(increase) in properties held for sale		**7.4**	(1.2)	8.9
Increase in debtors, prepayments and others		**(9.5)**	(13.0)	(22.5)
Increase/(decrease) in creditors and accruals		**18.8**	(3.6)	3.1
Interest received		**8.6**	10.2	18.8
Interest and other financing charges paid		**(36.9)**	(42.5)	(83.2)
Tax paid		**(5.3)**	(14.4)	(31.9)
Dividends received		**0.2**	0.5	0.9
		118.5	66.5	150.8
Cash flows from investing activities				
Major renovations expenditure		**(8.6)**	(10.2)	(25.0)
Developments capital expenditure		**(18.4)**	(14.5)	(47.0)
Investments in and loans to joint ventures		**(16.4)**	(27.0)	(59.3)
Disposal of joint ventures and other investments		**–**	79.6	118.1
		(43.4)	27.9	(13.2)
Cash flows from financing activities				
Net proceeds from issue of bonds/notes		**493.8**	190.5	190.5
Repayment of secured bank loans		**–**	(262.9)	(262.9)
Drawdown of unsecured bank loans		**5.4**	91.2	349.5
Repayment of unsecured bank loans		**(505.9)**	(12.8)	(231.3)
Dividends paid by the Company		**(88.3)**	(88.5)	(133.2)
		(95.0)	(82.5)	(87.4)
Effect of exchange rate changes		**(0.5)**	(0.3)	0.6
Net (decrease)/increase in cash and cash equivalents		**(20.4)**	11.6	50.8
Cash and cash equivalents at beginning of period		**597.4**	546.6	546.6
Cash and cash equivalents at end of period		**577.0**	558.2	597.4
		US¢	US¢	US¢
Cash flow per share	12	**4.94**	2.53	5.65

Notes

1 Accounting policies and basis of preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

In 2004, the Group early adopted the following International Financial Reporting Standards ('IFRS'):

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 4	Insurance Contracts
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (amended 2004)	Financial Instruments: Recognition and Measurement

In accordance with IFRS 2, provision of cash-settled share appreciation rights to employees is measured at fair value of the rights at the balance sheet date. This is a change in accounting policy as in previous periods the provision was measured at the difference between market price of the shares and the exercise price. The early adoption of this standard, however, has no material effect on amounts reported in the prior period.

The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) resulted in a change in the accounting policy for goodwill. Until 31st December 2003, goodwill was amortised on a straight line basis over a period not exceeding 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, amortisation of goodwill is not permitted from 1st January 2004. From the year ending 31st December 2004 onwards, goodwill is tested annually for impairment, and when there are indications of impairment. The application of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised 2004) does not impact on the prior-period financial statements.

The early adoption of IFRS 5 has resulted in a change in the accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. The application of IFRS 5 does not impact on the prior-period financial statements.

Other than described above, there have been no other changes to the accounting policies described in the 2003 annual financial statements.

2 Revenue

	Six months ended 30th June	
	2004	2003
	US$m	US$m
Property		
Rental income	**144.6**	154.0
Service and management charges	**30.6**	29.8
Sales of residential properties	**22.4**	–
	197.6	183.8

3 Asset impairments and disposals

	Six months ended 30th June 2004 US$m	2003 US$m
Impairment provisions on properties	–	(3.0)
Other asset impairment reversals	–	4.7
	–	1.7
By business		
Property	–	(2.7)
Infrastructure	–	4.4
	–	1.7

4 Operating profit

	Six months ended 30th June 2004 US$m	2003 US$m
By business		
Property	**142.8**	140.9
Infrastructure	**0.8**	(0.7)
Corporate	**(8.9)**	(10.3)
	134.7	129.9
Increase/(decrease) in fair value of investment properties	**810.1**	(951.8)
Asset impairments and disposals (see Note 3)	–	1.7
	944.8	(820.2)

5 Share of results of joint ventures

	Six months ended 30th June 2004 US$m	2003 US$m
By business		
Property		
– share of results excluding changes in fair value of investment properties	**10.7**	0.2
– increase/(decrease) in fair value of investment properties	**8.7**	(5.6)
	19.4	(5.4)
Infrastructure	**(1.7)**	(0.2)
	17.7	(5.6)

6 Tax

	Six months ended 30th June	
	2004	2003
	US$m	US$m
Current tax	**(11.7)**	(10.9)
Deferred tax		
– changes in fair value of investment properties	**(139.7)**	99.3
– other temporary differences	**(3.3)**	(2.2)
	(154.7)	86.2

Tax on profits is provided at the rates of taxation prevailing in the territories in which the Group operates.

7 Earnings per share

Earnings per share are calculated on profit attributable to shareholders of US$782.9 million (2003: loss of US$772.8 million) and on the weighted average number of 2,225.6 million (2003: 2,225.6 million) shares in issue during the period, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

Earnings per share are additionally calculated based on underlying profit attributable to shareholders. The difference between underlying profit attributable to shareholders and profit attributable to shareholders is reconciled as follows:

	Six months ended 30th June			
	2004		2003	
		Earnings per share		Earnings per share
	US$m	**US¢**	US$m	US¢
Profit/(loss) attributable to shareholders	**782.9**	**35.18**	(772.8)	(34.72)
(Increase)/decrease in fair value of investment properties	**(810.1)**		951.8	
Deferred tax charge/(credit) on changes in fair value of investment properties	**139.7**		(99.3)	
Share of (increase)/decrease in fair value of investment properties of joint ventures	**(8.7)**		5.6	
Asset impairments and disposals	**–**		(1.7)	
Minority interests	**–**		0.1	
Underlying profit attributable to shareholders	**103.8**	**4.66**	83.7	3.76

8 Tangible assets

	Six months ended 30th June		Year ended 31st December
	2004	2003	2003
	US$m	US$m	US$m
Net book value at beginning of period	**5,519.1**	6,262.8	6,262.8
Exchange rate adjustments	**(26.4)**	(2.2)	27.6
Additions	**27.0**	13.7	54.1
Depreciation	**(0.5)**	(0.6)	(1.1)
Increase/(decrease) in fair value of investment properties	**810.1**	(951.8)	(824.3)
Net book value at end of period	**6,329.3**	5,321.9	5,519.1

9 Borrowings

	At 30th June		At 31st December
	2004	2003	2003
	US$m	US$m	US$m
Current			
Bank overdrafts	**2.1**	2.7	2.2
Short-term borrowings	**76.9**	57.7	77.3
Current portion of long-term borrowings	**2.0**	32.0	2.0
	81.0	92.4	81.5
Long-term borrowings			
Bank loans	**731.7**	1,175.3	1,238.7
7% United States Dollar bonds due 2011	**630.0**	710.0	655.2
3% Hong Kong Dollar notes due 2006	**191.1**	190.6	191.7
5.5% United States Dollar bonds due 2014	**484.1**	–	–
	2,036.9	2,075.9	2,085.6
	2,117.9	2,168.3	2,167.1
Secured	**2.0**	2.0	2.0
Unsecured	**2,115.9**	2,166.3	2,165.1
	2,117.9	2,168.3	2,167.1
Hong Kong Dollar	**1,773.5**	1,827.3	1,820.0
Singapore Dollar	**275.6**	274.7	280.9
United States Dollar	**68.4**	65.9	66.0
Vietnamese Dong	**0.4**	0.4	0.2
	2,117.9	2,168.3	2,167.1

10 Net asset value per share

Net asset value per share is calculated on shareholders' funds of US$4,335.6 million (2003: US$3,461.8 million) and on 2,225.6 million (2003: 2,225.6 million) shares in issue at the period end, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

Net asset value per share is additionally calculated based on adjusted shareholders' funds. The difference between shareholders' funds and adjusted shareholders' funds is reconciled as follows:

	At 30th June		At 31st December
	2004	2003	2003
	US$m	US$m	US$m
Shareholders' funds	**4,335.6**	3,461.8	3,640.2
Deferred tax on revaluation surpluses of investment properties	**709.6**	545.5	572.5
Share of deferred tax on revaluation surpluses of investment properties of joint ventures	**4.4**	2.1	2.7
Adjusted shareholders' funds	**5,049.6**	4,009.4	4,215.4

11 Dividends

	Six months ended 30th June	
	2004	2003
	US$m	US$m
Final dividend in respect of 2003 of US¢4.00 (2002: US¢4.00) per share	**89.0**	89.0

An interim dividend in respect of 2004 of US¢2.00 (2003: US¢2.00) per share amounting to a total of US$44.5 million (2003: US$44.5 million) is declared by the Board and will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2004.

12 Cash flow per share

Cash flow per share is based on cash flows from operating activities less major renovations expenditure amounting to US$109.9 million (2003: US$56.3 million) and is calculated on the weighted average of 2,225.6 million (2003: 2,225.6 million) shares in issue during the period, which excludes 69.6 million shares in the Company held by a wholly-owned subsidiary.

13 Capital commitments and contingent liabilities

	At 30th June		At 31st December
	2004	2003	2003
	US$m	US$m	US$m
Capital commitments	**521.0**	611.4	570.4
Guarantees in respect of			
– facilities made available to joint ventures	**57.1**	23.3	24.1
– container terminal development in Hong Kong	–	74.2	39.1

Shareholder Information

Dividend

The interim dividend of US¢2.00 per share will be payable on 20th October 2004 to shareholders on the register of members at the close of business on 27th August 2004. The ex-dividend date will be on 25th August 2004, and the share registers will be closed from 30th August to 3rd September 2004, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 30th September 2004. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 6th October 2004. Shareholders holding their shares through The Central Depository (Pte) Limited ("CDP") in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Press releases and other financial information of the Group can be accessed through the Internet at 'www.hkland.com'.

Hongkong Land Holdings Limited

Jardine House Hamilton Bermuda

www.hkland.com